Exhibit 99.1

Nanox Files 2022 Annual Report on Form 20-F

NEVE ILAN, Israel--(BUSINESS WIRE)—May 1, 2023-- NANO-X IMAGING LTD (“Nanox” or the “Company,” Nasdaq: NNOX), an innovative medical imaging technology company, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2022 with the U.S. Securities and Exchange Commission (“SEC”) on May 1, 2023. The annual report on Form 20-F, which contains the Company’s audited consolidated financial statements, can be accessed on the SEC’s website at www.sec.gov and on the Company’s website at www.nanox.vision under “Financials” in the Investors section.

The Company will provide a hard copy of its annual report containing its audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to Investor Relations, at IR@nanox.vision.

About Nanox

We, NANO-X IMAGING LTD or Nanox -(Nasdaq: NNOX) are focused on applying our proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe.

Nanox’s vision is to increase access, reduce costs and enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment, which Nanox believes is key to helping people achieve better health outcomes, and, ultimately, to save lives.

The Nanox ecosystem includes Nanox.ARC - a multi-source Digital Tomosynthesis system that is cost-effective, and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic disease, (Nanox.AI); a cloud-based infrastructure (Nanox.CLOUD); and a proprietary decentralized marketplace, through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts; and a comprehensive teleradiology services platform (Nanox.MARKETPLACE).

Together, Nanox’ products and services create a worldwide, innovative, and comprehensive solution that connects medical imaging solutions, from scan to diagnosis. For more information, please visit www.nanox.vision.

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to continue to develop of the Nanox imaging system; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox imaging system and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; and (x) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2022 , and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Contacts

Media Contact:
Rachael Roselli
ICR Westwicke
NanoxPR@icrinc.com

Investor Contact:
Mike Cavanaugh
ICR Westwicke
mike.cavanaugh@westwicke.com